UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Culp Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
230215105 (CUSIP Number)
Paulette R. Baum Revocable Living Trust UAD 7/21/98
c/o John B. Baum, Trustee
30201 Orchard Lake Road, Suite 107
Farmington Hills, MI 48334
248-932-9290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 230215105

1.	Names of Reporting Persons. Paulette R. Baum Revocable Living Trust u/a/d 7/21/98 (PRB Revocable Living Trust) I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Michigan, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 298,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 298,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2.58%

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.58%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 230215105

1.	Names of Reporting Persons. John B. Baum Roth IRA c/o Brown & Company (JBB Roth IRA) I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Michigan, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 229,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 229,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.9827%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 230215105

1.	Names of Reporting Persons. Paulette R. Baum Traditional IRA c/o Brown & Company (PRB Traditional IRA) I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Michigan, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,200

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,200

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,200

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.175%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 230215105

1.	Names of Reporting Persons. Paulette R. Baum Roth IRA c/o/ Brown & Company (PRB Roth IRA) I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Michigan, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 108,900

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 108,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,800

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.943%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 230215105

1.	Names of Reporting Persons. John B. Baum Traditional IRA c/o Brown & Company (JBB Traditional IRA) I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Michigan, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 33,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,800

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.293%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 230215105

1.	Names of Reporting Persons. Baum Family Investments, LLC I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Michigan, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.017%

14.	Type of Reporting Person OO
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Item 1. Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.05 per share ("Common Stock"), of Culp Inc., a North Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 101 S. Main Street, High Point, NC 27261.

Item 2. Identity and Background.

(a)

Name:  The names of the persons filing this Schedule 13D (the "Schedule") are Paulette R. Baum Revocable Living Trust u/a/d 7/21/98 c/o John B. Baum, Trustee (the "Investment Manager"), John B. Baum Traditional IRA & Roth IRA; and Paulette R. Baum Traditional IRA & Roth IRA and Baum Family Investments, LLC. (Such entities are collectively referred to herein as the "Reporting Persons").

         The Investment Manager, in its capacity as investment manager of the Reporting Persons, has sole power to vote and dispose of the shares of Common Stock owned by the Reporting Persons. The Investment manager claims an economic interest in and beneficial ownership of the Shares covered by this Statement.

(b)	Residence or business address: The business address of the Reporting Persons is 30201 Orchard Lake Rd., Suite 107 Farmington Hills, MI 48334

(c)

Present Principal Occupation or Employment:  This Schedule is filed on behalf of the Investment Manager and the Reporting Persons. Each of the Reporting Persons is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to each Reporting Person. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of each of the Reporting Persons is to invest in securities for investment purposes.

(d)	Criminal Conviction: During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)

Court or Administrative Proceedings:  During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f)	Citizenship: All of Reporting Persons are residents of Michigan USA

Item 3. Source and Amount of Funds or Other Consideration:

         Each Reporting Person acquired their respective shares, as set forth herein, in open market transactions for an aggregate purchase price of approximately $4,000,000 Investment Funds.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including The Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

         In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 691,900 Shares of Common Stock, which represent 5.972% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of Shares the Issuer reported as outstanding on its Quarterly Report on Form 10-Q for the period ended January 30, 2005 as filed with the Commission on March 10, 2005.

(b)

The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 691,900 Shares of Common Stock, which represent 5.972% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of Shares the Issuer reported as outstanding on its Quarterly Report on Form 10-Q for the period ended January 30, 2005 as filed with the Commission on March 10, 2005.

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power
PRB Revocable Living Trust	298,000	0	298,000
JBB Roth IRA	229,000	0	229,000
PRB Roth IRA	108,900	0	108,900
PRB Traditional IRA	20,200	0	20,200
JBB Traditional IRA	33,800	0	33,800
Baum Family Investments, LLC.	2,000		2,000

The aggregate amount of shares owned by the Reporting Persons is 691,900.

(c)	Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

During the pastsixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

Date	Price	PRB Trust	John B Baum Traditional IRA	PRB Traditional IRA

5/13/05	$4.60	3,000	4,200	0

5/18/05	$4.31	5,000	800	200

5/23/05	$4.11	3,000	0	0

5/26/05	$4.00	3,700	0	0

5/27/05	$4.00	800	0	0

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits.

         Joint Filing Agreement dated, June 8, 2005, by and among Paulette R. Baum Revocable Living Trust, John B. Baum Roth & Traditional IRA, Paulette R. Baum Roth & Traditional IRA, Paulette R. Baum Roth & Traditional IRA, & Baum Family Investments LLC.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2005
By:	/s/ John B. Baum Signature

John B. Baum, Investment Mgr. Name/Title As authorized signatory for each of PRB Trust, JBB Roth & Traditional IRA, PRB Roth & Traditional IRA, and Baum Family Investments LLC

The original statement shall be signed be each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedlue, including all exhibits. SEE ss · 240.13d-7 for other parties for whom copies are to be sent.

INDEX TO EXHIBITS

Exhibit 1

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